Name of Registrant: Abbott Laboratories

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 440, 789 West Pender Street Vancouver, BC V6C 1H2

Subject: Item #8 – “Shareholder Proposal on Incentive Compensation”

Annual Meeting: April 28, 2023

Contact: Kevin Thomas, Chief Executive Officer, SHARE, kthomas@share.ca

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

April 10, 2023

Dear Abbott Laboratories Shareholders,

Shareholder Association for Research & Education (SHARE) urges Abbott Laboratories shareholders (ABT) to VOTE FOR proposal 8 on the 2023 proxy ballot at the Company’s Annual Stockholders Meeting on April 28, 2023.

The Proposal asks Abbott Laboratories (“Company”) to not exclude legal or compliance costs when adjusting metrics to calculate senior executive incentive compensation awards.

HLB Investments ULC, represented by SHARE, submitted the proposal with the support of the Investors for Opioid and Pharmaceutical Accountability (IOPA) in response to how the Company calculates metrics for determining senior executives’ compensation awards.

The IOPA, a coalition of 67 members representing treasurers, comptrollers, asset managers, faith-based, public and union funds with more than $4.2 trillion in assets under management and advisement, has been tracking corporate actions to hold senior executives accountable for decision-making on how firms managed their impact on the opioid crisis and other risks related to controlled substances.

Performance metrics should incentivize the right level of risk-taking.

We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term.

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The decision by the Board to factor out the impact of legal settlements related to opioids suggests the company believes senior leadership should not be accountable for decisions that negatively impact shareholder value.

We believe it is in shareholders’ interest that the Company no longer adjust out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

The litigation or compliance expenses the Company has paid are not reported in a transparent manner.

Abbott Laboratories regularly reports adjustments to its Net Earnings and Diluted Earnings per Common Share from Continuing Operations which routinely exclude Specified Items including litigation settlement costs. The aggregate amounts attributable to settlement and compliance costs are unclear, and the items for which Abbott Laboratories booked charges are not broken out or explained to shareholders in the proxy statement.

The proposal would improve accountability to shareholders.

Under the terms of the proposal, legal settlement or compliance costs would not ordinarily be excluded from the Diluted Earnings calculations. In cases where the Board determined there was good reason to exclude the charges, the Board would provide an explanation of those items and the rationales for their exclusion in the Proxy Circular and/or Earnings Release.

Please find below our responses to the Board’s comments and recommendation, and why we disagree:

The Board suggests that “the rigid and formulaic approach advocated by the proponents removes the Compensation Committee’s ability to review Abbott’s executive compensation program, including incentive plan performance measures, for susceptibility to adverse or risky behaviors and to adjust compensation awards to address compliance issues, even when appropriate.” The Board further suggests that “the proposal’s one-size-fits-all methodology also fails to consider that litigation and compliance matters frequently relate to events that occurred prior to the appointment of the executive team responsible for resolving such matters and thus may be irrelevant to an evaluation of their performance.”

However, the proposal explicitly provides discretion to the board to opt out of the policy when conditions warrant. The proposal states, “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.” The Board remains free to determine the circumstances for reasonable exceptions, which might include, for example, instances where the current executives were not in place when the liabilities were incurred.

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The Board suggests that “in some circumstances, it may be in the best interests of shareholders to settle a legal or compliance matter, such as when the costs of defense outweigh the benefits, or when the outcome is uncertain. In other circumstances, pursuing costly litigation or conducting internal investigations to ensure the safety of our products as well as compliance with the law and the Company’s policies and procedures may be appropriate and key to our future success.”

The proposal does not direct the Board on whether or when to settle a legal or compliance matter. It only proposes that, in the event of significant settlement charges that are borne by shareholders, the company has the discretion to hold the executives that made the decisions that led to the legal or compliance matter accountable for those decisions, subject to the Board’s discretion.

The alternative, in which the executive is routinely insulated from any accountability for their decisions, is worse.

Lastly, the Board suggests that the proposal could further obligate the Company to disclose competitively harmful information, such as information on specific settlement amounts. As above, the proposal explicitly states that “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.” This could include clarification where the specific amount of an individual settlement (as opposed to the aggregate amount for exclusions which is currently disclosed) may not be disclosed, for example when the disclosure may harm other ongoing legal settlement discussions.

Summary

Abbott Laboratories is structuring executive pay to align with shareholder interests on the front end but then adjusting the calculations on the back end to insulate executives from the market reality of legal or compliance costs.

We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. For this reason, we take issue with the practice of adjusting out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

We urge you to vote FOR proposal 8.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 440, 789 West Pender Street Vancouver, BC V6C 1H2

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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